ArcelorMittal announces the issuance of CHF 225 million Notes under its €6 billion EMTN Programme

Luxembourg, 3 July 2015 – ArcelorMittal ("ArcelorMittal" or "the Issuer") announces the issuance of CHF 225 million 2.50 per cent. Notes due 3 July 2020 (the "Notes").

The issuance closed today. The Notes were issued under ArcelorMittal’s €6 billion wholesale Euro Medium Term Notes Programme, pursuant to a separate Swiss Prospectus.

The proceeds of the issuance will be used to repay or prepay existing indebtedness.

The Swiss Prospectus has been prepared in connection with the offering and listing of the Notes in Switzerland only. The Notes will not be admitted to trading on a regulated market in the European Economic Area and will be listed solely on the SIX Swiss Exchange.

The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003 (as amended and supplemented from time to time, including by Directive 2010/73/EU and any relevant implementing measures in any member State of the European Economic Area (the "Member States")), the ("Prospectus Directive").The base prospectus of the €6 billion wholesale Euro Medium Term Programme of ArcelorMittal dated as of 20 March 2015 (the “Base Prospectus”) (as supplemented by a prospectus supplement no. 1 dated as of 17 June 2015 (the “Prospectus Supplement No. 1) respectively Annex A and Annex B of the Swiss Prospectus), and the final terms prepared by the Issuer in connection with the issuance of the Notes have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of the Notes may only do so in circumstances in which no obligation arises for the Issuer or the joint lead managers acting in connection with the issuance of the Notes to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. The Issuer and the joint lead managers acting in connection with the issuance of the Notes have not authorized the making of any offer of Notes in any other circumstances in each Relevant Member State.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as "Relevant Persons"). Any Notes will only be available to, and any invitation, offer, agreement to subscribe, purchase or otherwise acquire such Notes, or inducement to engage in any investment activity included within this press release is available only to, Relevant Persons and will be engaged in only with Relevant Persons. Anyone other than a Relevant Person must not act or rely on this press release or any of its contents.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Notes have not been and will not be registered under the U.S. Securities act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Notes would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Notes has been made or will be made in the United States.